Exhibit 99.1

Farfetch Announces First Quarter 2021 Results

•	Q1 2021 Gross Merchandise Value and Digital Platform GMV growth of 50% and 60% year-over-year, respectively, to $916 million and $790 million, respectively
•	Q1 2021 Revenue increases 46% year-over-year to $485 million
•	Q1 2021 Digital Platform Order Contribution Margin improves 100 bps year-over-year to 33%; Gross Profit Margin declines 80 bps year-over-year to 46%
•	Q1 2021 Profit After Tax of $517 million includes $660 million non-cash benefit arising from lower share price impact on items held at fair value and remeasurements
•	Q1 2021 Adjusted EBITDA improves to $(19) million, from $(22) million in Q1 2020
•	Upgrades Digital Platform GMV outlook for full year 2021

LONDON, U.K. May 13, 2021 – Farfetch Limited (NYSE: FTCH), the leading global platform for the luxury fashion industry, today reported financial results for the first quarter ended March 31, 2021.

José Neves, Farfetch Founder, Chairman and CEO said: “Farfetch is off to a tremendous start in 2021 with stronger than expected acceleration in the business in the first quarter and higher full-year growth expectations than initially anticipated.  Our brand partnerships have never been stronger, and our customer and brand building initiatives are resonating well to drive awareness of our value proposition and retention of our valuable consumers.  I am also very enthused by the positive consumer reaction to our recent launch on Tmall’s Luxury Pavilion, and the momentum building behind our Luxury New Retail vision as we see it being adopted by luxury partners around the world. I am more confident than ever in our position to go after the significant growth opportunities we see as a digital enabler of the global luxury industry – a nearly $300 billion opportunity which we remain laser-focused on and plan to continue investing behind to deliver significant value over the long-term.”

Elliot Jordan, CFO of Farfetch, said: “I’m extremely pleased with Farfetch’s strong first quarter where we exceeded our own expectations for GMV growth, while also achieving improved unit economics, operating leverage and adjusted EBITDA as compared to the prior year period.  In light of the continuation of this strong momentum against a more favorable consumer backdrop, we are even more optimistic about our growth expectations for the year, and the value in continuing to invest behind our long-term growth opportunities as we continue to focus on delivering our first full year of adjusted EBITDA profitability 2021.”

Consolidated Financial Summary and Key Operating Metrics (in thousands, except per share data, Average Order Value, or otherwise stated):

	Three months ended March 31,
	2020	2021
Consolidated Group:
Gross Merchandise Value (“GMV”)	$610,874	$915,604
Revenue	331,437	485,079
Adjusted Revenue	301,152	408,851
Gross profit	153,376	220,869
Gross profit margin	46.3%	45.5%
(Loss) / Profit after tax	$(79,177)	$516,667
Adjusted EBITDA	(22,319)	(19,196)
Adjusted EBITDA Margin	(7.4)%	(4.7)%
Basic (Loss) / Earnings per share (“EPS”)	$(0.24)	$1.44
Diluted EPS	(0.24)	(0.28)
Adjusted EPS	(0.24)	(0.22)
Digital Platform:
Digital Platform GMV	$494,899	$790,014
Digital Platform Services Revenue	185,177	285,861
Digital Platform Gross Profit	97,207	156,335
Digital Platform Gross Profit Margin	52.5%	54.7%
Digital Platform Order Contribution	$59,241	$94,468
Digital Platform Order Contribution Margin	32.0%	33.0%
Active Consumers	2,149	3,272
Average Order Value (“AOV”) - Marketplace	$571	$618
AOV - Stadium Goods	314	326
Brand Platform:
Brand Platform GMV	$107,459	$112,315
Brand Platform Revenue	107,459	112,315
Brand Platform Gross Profit	52,480	57,735
Brand Platform Gross Profit Margin	48.8%	51.4%

See “Notes and Disclosures” on page 18 for further explanations. See “Non-IFRS and Other Financial and Operating Metrics” on page 18 for reconciliations of non-IFRS measures to IFRS measures.

Recent Business Highlights

Group

•	Farfetch was recognized as a TIME100 Most Influential Companies of 2021, for our relevance, impact, innovation, leadership and success
•	COVID-19:
o

Maintained continuity of operations throughout the business and continued to work closely with our global logistics partners to preserve continuity of fulfilment and delivery with no material disruptions during first quarter 2021

o	Retail stores remained closed due to lockdown measures in affected locations across Europe

Digital Platform

•	Third-party transactions generated 85% of Digital Platform GMV at a take rate of 29.7% in first quarter 2021
•	Launched new brand campaign labeled “The Perfect Match” in April 2021, highlighting Farfetch’s role as a platform connecting consumers with boutiques around the world
•

The Farfetch Marketplace offered a record number of stock units across more than 3,550 brands from nearly 1,400 sellers as both multi-brand retailer and e-concession supply growth accelerated, including from our Top 10 brand e-concessions who more than doubled available stock units year-over-year

•	Elevated the customer experience with introduction of interactive livestream events enabling Private Clients to engage with creators of brands such as AZ Factory and JAY AHR
•

Continued to partner with brands to highlight their products and collections on the Marketplace, including the first of a four-part year-long ‘Imagined Futures’ collaboration with Gucci focused on sustainability, as well as Burberry’s genderless Spring-Summer 2021 collection and the Tag Heuer Connected watch

•	Advanced Luxury New Retail (LNR) initiative:
o	Full launch of Farfetch storefront on Tmall Luxury Pavilion – making over 3,000 brands available to Alibaba consumers
o	Opened newly relocated Browns boutique in London, fully equipped with latest version of Connected Retail technology to offer visitors an integrated, personalized and interactive experience
o	Expanded partnership with CHANEL with the implementation of Connected Retail technology in CHANEL boutique in Monaco
o	Signed global department store, Printemps, to help design the in-store technology and connected retail experience for their new 300,000 square foot flagship planned for Doha, Qatar
o	Expanded e-concession-as-a-service integrations for Harrods with additions of Zegna and Brunello Cucinelli
o

Appointed by Cidade Matarazzo complex in development in Sao Paolo, to implement our Connected Retail solution to create a technologically advanced luxury experience across the complex’s entire 300,000 square foot retail village

New Guards

•	New Guards’ portfolio continued to create culturally relevant collections
o

Off-White launched ‘I Support Black Women’ initiative with Trinice McNally, which aims to amplify the voices of black women, as part of its quarterly PSA fundraising program and unveiled second activewear collection, named “OFF ACTIVE”

o	Palm Angels introduced new staple sneaker, the “Palm One,” and collaborated with famed art book publisher, Rizzoli, to launch a limited-edition zine in celebration of its Spring-Summer 2021 collection
o	Ambush released a capsule collection with Nike and partnered with Moet & Chandon to design limited editions of their iconic champagne bottle

Environmental, Social and Governance (ESG)

•	In partnership with African fashion, art and culture media brand, Nataal, worked to raise the profiles of Black-owned brands, boutiques and creatives via the Farfetch Marketplace

•	Collaborated with 30 Middle Eastern and international designers to release an exclusive capsule collection for Ramadan
•	Launched Farfetch Fix, a luxury restoration service powered by The Restory, enabling customers to seamlessly book a repair or restoration service online and extend the life of their luxury purchases
•	Highlighted ability for European customers to make a positive choice to reduce emissions by opting for standard delivery
•

Released our 2020 Conscious Luxury Trends report on the behaviors of luxury consumers and the luxury industry with regards to sustainability issues, leveraging the power of our data to support our brand and boutique partners

•	As part of Earth day celebrations in April, Farfetchers remotely planted over 5,500 trees to drive positive change and help reduce the impact of carbon emissions

First Quarter 2021 Results Summary

Gross Merchandise Value (in thousands):

	Three months ended March 31,
	2020	2021
Digital Platform GMV	$494,899	$790,014
Brand Platform GMV	107,459	112,315
In-Store GMV	8,516	13,275
GMV	$610,874	$915,604

Gross Merchandise Value (“GMV”) increased by $304.7 million from $610.9 million in first quarter 2020 to $915.6 million in first quarter 2021, representing year-over-year growth of 49.9%. Digital Platform GMV increased by $295.1 million from $494.9 million in first quarter 2020 to $790.0 million in first quarter 2021, representing year-over-year growth of 59.6%. Excluding the impact of changes in foreign exchange rates, Digital Platform GMV would have increased by approximately 54.3%.

The increase in GMV primarily reflects the growth in Digital Platform GMV driven by strong order growth, new consumer acquisition and an increase in Marketplace AOV from $571 to $618 resulting from a higher average selling price, foreign exchange rate movements, higher full price mix of items sold and increased number of items per order. During first quarter 2021, we also saw year-over-year growth in transactions through websites managed by Farfetch Platform Solutions, primarily driven by incremental activity from newly launched e-commerce sites over the past year, including Harrods.com and Off---White.com which were launched in first quarter 2020.

Revenue (in thousands):

	Three months ended March 31,
	2020	2021
Digital Platform Services third-party revenue	$119,201	$181,057
Digital Platform Services first-party revenue	65,976	104,804
Digital Platform Services Revenue	185,177	285,861
Digital Platform Fulfilment Revenue	30,285	76,228
Brand Platform Revenue	107,459	112,315
In-Store Revenue	8,516	10,675
Revenue	$331,437	$485,079

Revenue increased by $153.6 million year-over-year from $331.4 million in first quarter 2020 to $485.1 million in first quarter 2021, representing growth of 46.4%. The increase was primarily driven by 68.1% growth in Digital Platform Revenue to $362.1 million partially offset by comparatively lower Brand Platform Revenue growth of 4.5% year-over-year.

The increase in Digital Platform Services Revenue of 54.4% was driven by 59.6% overall growth in Digital Platform GMV with Digital Platform Services first-party GMV, which is comprised of our sales of owned-inventory including First-Party Original, and included in Digital Platform Services Revenue at 100% of the GMV. Digital Platform Services first-party revenue increased 58.9% year-over-year to $104.8 million, primarily driven by our continued focus on growing New Guards direct-to-consumer sales on the Marketplace and the respective websites of the New Guards portfolio brands.

Digital Platform Fulfilment Revenue represents the pass-through of delivery and duties charges incurred by our global logistics solutions, net of any Farfetch-funded consumer promotions and incentives. Whilst Digital Platform Fulfilment Revenue would be expected to grow in line with the cost of delivery and duties, which increase as Digital Platform GMV and order volumes grow, variations in the level of Farfetch funded promotions and incentives will impact Digital Platform Fulfilment Revenue. In first quarter 2021, Digital Platform Fulfilment Revenue increased 151.7% year-over-year driven by Digital Platform Fulfilment cost growth, due to increased pass-through costs resulting from a shift in regional mix of sales and impacts of Brexit leading to higher duties, in addition to a decrease in promotional activity.

In-Store Revenue increased by 25.4% to $10.7 million and was primarily driven by the opening of additional New Guards portfolio brand stores over the past year, partially offset by temporary store closures and reduced foot traffic across our retail store network as a result of COVID-19 restrictions.

Cost of Revenue (in thousands):

	Three months ended March 31,
	2020	2021
Digital Platform Services third-party cost of revenue	$38,677	$61,358
Digital Platform Services first-party cost of revenue	49,293	68,168
Digital Platform Services cost of revenue	87,970	129,526
Digital Platform Fulfilment cost of revenue	30,285	76,228
Brand Platform cost of revenue	54,979	54,580
In-Store cost of goods sold	4,827	3,876
Cost of revenue	$178,061	$264,210

Cost of revenue increased by $86.1 million, or 48.4%, year-over-year from $178.1 million in first quarter 2020 to $264.2 million in first quarter 2021 slightly ahead of Revenue growth. The increase was driven by 151.7% growth in Digital Platform Fulfilment cost of revenue where pass-through duty costs increased as a result of Brexit and a shift in regional sales mix, and 47.2% growth in Digital Platform Services cost of revenue to $129.5 million. Brand Platform cost of revenue remained stable year-over-year, and In-Store cost of revenue decreased due to temporary COVID-19-related store closures.

Digital Platform Services cost of revenue increased at a lower rate than Digital Platform Services Revenue primarily driven by the increased margins across first-party products sold on the Digital Platform as a result of increased mix of full price sales and other higher profit margin products.

We rely on third parties to provide shipping services, and changes in their operations due to the ongoing impacts of COVID-19, as well as supply and demand for delivery services as online adoption accelerates across industries, may impact our service levels or cost of revenue.

Gross profit (in thousands):

	Three months ended March 31,
	2020	2021
Digital Platform third-party gross profit	$80,524	$119,699
Digital Platform first-party gross profit	16,683	36,636
Digital Platform Gross Profit	97,207	156,335
Brand Platform Gross Profit	52,480	57,735
In-Store Gross Profit	3,689	6,799
Gross profit	$153,376	$220,869

Gross profit increased by $67.5 million, or 44.0% year-over-year, slightly below Revenue growth, to $220.9 million in first quarter 2021. Gross profit margin marginally declined year-over-year to 45.5% from 46.3%, primarily driven by fulfilment revenue growth at a higher rate than Gross profit growth and therefore margin dilutive.

Digital Platform Gross Profit Margin increased to 54.7% in first quarter 2021, from 52.5% in first quarter 2020 primarily driven by an increase in the mix of full price sales within Browns, and more sales in higher profit margin products from New Guards Group brands. This was partially offset by an increase in certain unit costs associated with operating a global ecommerce business and the recognition of European Digital Services Tax which was previously included within Selling, General and Administrative expenses through second quarter 2020.

Brand Platform Gross Profit Margin increased 260bps year-over-year to 51.4% primarily driven by exchange rate fluctuations.

Selling, general and administrative expenses by type (in thousands):

	Three months ended March 31,
	2020	2021
Demand generation expense	$37,966	$61,867
Technology expense	26,307	33,532
Share based payments	26,760	40,516
Depreciation and amortization	51,323	53,992
General and administrative	111,422	144,666
Other items	5,025	4,721
Selling, general and administrative expense	$258,803	$339,294

Demand generation expense increased $23.9 million year-over-year to $61.9 million in first quarter 2021. As a percentage of Digital Platform Service Revenue, first quarter 2021 demand generation expense increased from 20.5% to 21.6%. The movement was driven by increased mix of paid channels and increased investment in demand generation as we continue to target new customer acquisition.

Technology expense primarily relates to maintenance and operations of our platform features and services, as well as software, hosting and infrastructure expenses, which includes three globally distributed data centers, including one in Shanghai, which support the processing of our growing base of transactions. Technology expense increased by $7.2 million, or 27.5%, in first quarter 2021 year-over-year. The increase was mainly driven by an increase in technology staff headcount.

First quarter 2021 technology expense continued to scale as a percentage of Adjusted Revenue, decreasing from 8.7% to 8.2% year-over-year as Adjusted Revenue growth outpaced growth of our underlying technology costs.

Depreciation and amortization expense increased by $2.7 million, or 5.2%, year-over-year from $51.3 million in first quarter 2020 to $54.0 million in first quarter 2021. Amortization expense increased principally due to an increase in amortization of our technology investments, where qualifying technology development costs are capitalized and amortized over their useful lives. Depreciation expense primarily increased as a result of new leases entered into over the past year.

Share based payments increased by $13.8 million or 51.4% year-over-year in first quarter 2021. The increase was mainly due to additional grants of equity-settled awards. This is partially offset by a decrease in employment related taxes and the cost of cash-settled awards, primarily as a result of the change in share price and quarterly revaluation.

General and administrative expense increased by $33.2 million, or 29.8%, year-over-year in first quarter 2021, primarily due to an increase in non-technology headcount and Digital Platform operational costs across a number of areas to support longer-term strategic initiatives. General and administrative expense decreased as a percentage of Adjusted Revenue to 35.4% compared to 37.0% in first quarter 2020 as we continued to leverage our operations base to efficiently grow Adjusted Revenue.

Other items of $4.7 million in first quarter 2021 primarily reflect transaction-related legal and advisory expenses.

Gains on items held at fair value and remeasurements (in thousands):

	Three months ended March 31,
	2020	2021
Remeasurement gains on put and call option liabilities	$21,420	$28,696
Fair value gains on embedded derivative liabilities	44,014	630,390
Fair value remeasurement of previously held equity interest	-	784
Gains on items held at fair value and remeasurements	$65,434	$659,870

The $630.4 million fair value gains on embedded derivative liabilities in first quarter 2021 was primarily driven by the decrease in our share price during the period. The fair value gains on embedded derivative liabilities in first quarter 2021 is comprised of the following revaluation gains on our convertible senior notes: (i) $214.3 million fair value gain related to $250 million 5.00% notes due 2025 (the “February 2020 Notes”); (ii) $256.4 million fair value gain related to $400 million 3.75% notes due 2027; and (iii) $159.6 million fair value gain related to $600 million 0.00% notes due 2030. These notes have provided strong liquidity to fund ongoing capital needs and invest in various growth initiatives. The $44.0 million fair value gains on embedded derivative liabilities in first quarter 2020 was primarily driven by the decrease in our share price during the period and the fair value gains on embedded derivative liabilities related to the February 2020 Notes. The remeasurement gains on put and call option liabilities in first quarter 2021 related to a $28.7 million remeasurement gain in connection with Chalhoub Group’s put option over non-controlling interest in Farfetch International Limited, compared to a $21.4 million remeasurement gain in first quarter 2020.

Impairment losses on tangible and intangible assets (in thousands):

	Three months ended March 31,
	2020	2021
Impairment losses on right-of-use asset	$(1,535)	$-
Impairment losses on property, plant and equipment	(757)	-
Impairment losses on tangible assets	$(2,292)	$-

There were no impairment losses in first quarter 2021. The first quarter 2020 impairment charge of $2.3 million related to a reduction in the carrying value of the right-of-use asset, and property, plant and equipment at one of our smaller retail locations. This resulted from our quarterly considerations of potential impairment of assets, including our retail stores, whereby indicators of impairment were present.

Profit After Tax

Profit after tax increased by $595.8 million year-over-year to $516.7 million in first quarter 2021. The increase was primarily driven by gains on items held at fair value and remeasurements, which increased $594.4 million year-over-year.

EPS and Diluted EPS

First quarter 2021 diluted EPS was $(0.28) and basic EPS was $1.44. Diluted EPS assumes a full conversion of the convertible notes and that the settlement of the Chalhoub liability held on the statement of financial position at March 31, 2021, would have been exercised and settled respectively in shares at the beginning of 2021. As such, diluted EPS excludes the gains on items held at fair value and interest costs related to the Chalhoub liability and the convertible notes, net of any applicable tax, while including all outstanding equity instruments that have a dilutive impact.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA improved by $3.1 million, to $(19.2) million in first quarter 2021 as a result of our growth, improving unit economics and scaling of the fixed cost base. Adjusted EBITDA Margin improved from (7.4)% to (4.7)% year-over-year, primarily reflecting declines in both general and administrative expenses and in technology expense as percentage of Adjusted Revenue.

Liquidity

At March 31, 2021 cash and cash equivalents were $1,247.6 million, a decrease of $325.8 million compared to $1,573.4 million at December 31, 2020. The decrease in cash and cash equivalents was primarily due to the seasonal reversal of working capital benefit in fourth quarter 2020.

Outlook

The following forward-looking statements reflect Farfetch’s expectations as of May 13, 2021.

For Full Year 2021:

•	Digital Platform GMV of $3.725 billion to $3.865 billion, representing growth of 35% to 40% year-over-year
•	Adjusted EBITDA margin of 1% to 2%

For Second Quarter 2021:

•	Digital Platform GMV of $910 million to $945 million, representing growth of 40% to 45% year-over-year
•	Brand Platform GMV of $50 million to $60 million
•	Adjusted EBITDA of $(23) million to $(25) million

Uncertainties resulting from the COVID-19 pandemic and the evolving nature of the situation could have material impacts on our future performance and projections. Factors involving COVID-19 that could potentially impact our future performance include, among others:

•	disruptions to our operations, fulfilment network, and shipments
•	weakened consumer sentiment and discretionary income arising from various macro-economic conditions
•	increased costs to support our operations
•	slowing e-commerce consumer activity as vaccinations gain acceptance and populations resume to pre-pandemic activities and lifestyles

Conference Call Information

Farfetch will host a conference call today, May 13, 2021 at 4:30 p.m. Eastern Time to discuss the Company’s results as well as expectations about Farfetch’s business. Listeners may access the live conference call via audio webcast at http://farfetchinvestors.com, where listeners can also access Farfetch’s earnings press release and slide presentation. Following the call, a replay of the webcast will be available at the same website for 30 days.

Unaudited interim condensed consolidated statements of operations for the three months ended March 31
(in $ thousands, except share and per share data)

	2020	2021
Revenue	331,437	485,079

Cost of revenue	(178,061)	(264,210)
Gross profit	153,376	220,869

Selling, general and administrative expenses	(258,803)	(339,294)
Impairment losses on tangible assets	(2,292)	-
Operating loss	(107,719)	(118,425)

Gains on items held at fair value and remeasurements	65,434	659,870
Share of results of associates	(31)	(69)
Finance income	1,241	1,019
Finance costs	(35,596)	(25,679)
(Loss)/profit before tax	(76,671)	516,716

Income tax expense	(2,506)	(49)
(Loss)/profit after tax	(79,177)	516,667

(Loss)/profit after tax attributable to:
Equity holders of the parent	(82,067)	511,236
Non-controlling interests	2,890	5,431
	(79,177)	516,667

(Loss)/profit per share attributable to equity holders of the parent
Basic	(0.24)	1.44
Diluted	(0.24)	(0.28)

Weighted-average ordinary shares outstanding
Basic	340,272,047	355,052,843
Diluted	340,272,047	457,887,449

Unaudited interim condensed consolidated statements of comprehensive income for the three months ended March 31
(in $ thousands)

	2020	2021
(Loss)/profit after tax	(79,177)	516,667
Other comprehensive income/(loss):
Items that may be subsequently reclassified to the consolidated statement of operations or financial position (net of tax):
Exchange differences gain/(loss) on translation of foreign operations	12,896	(7,281)
(Loss)/gain on cash flow hedges recognized in equity	(17,364)	6,273
Loss on cash flow hedges recognized in equity - time value	-	(1,897)
Less: Loss/(gain) on cash flow hedges reclassified and reported in net loss	3,159	(2,691)
Items that will not be subsequently reclassified to the consolidated statement of operations (net of tax):
Remeasurement loss on severance plan	(3)	-
Other comprehensive loss for the period, net of tax	(1,312)	(5,596)
Total comprehensive (loss)/income for the period, net of tax	(80,489)	511,071

Total comprehensive (loss)/income attributable to:
Equity holders of the parent	(83,379)	508,106
Non-controlling interests	2,890	2,965
	(80,489)	511,071

Unaudited interim condensed consolidated statements of financial position
(in $ thousands)
	December 31, 2020	March 31, 2021
Non-current assets
Other receivables	58,081	47,291
Deferred tax assets	13,556	14,315
Intangible assets, net	1,279,328	1,266,843
Property, plant and equipment, net	89,082	87,995
Right-of-use assets	179,227	169,008
Investments	8,278	17,318
Investments in associates	2,319	52
Total non-current assets	1,629,871	1,602,822
Current assets
Inventories	145,309	173,068
Trade and other receivables	209,946	283,766
Current tax assets	2,082	2,141
Derivative financial assets	30,242	26,890
Cash and cash equivalents	1,573,421	1,247,580
Total current assets	1,961,000	1,733,445
Total assets	3,590,871	3,336,267

Liabilities and deficit
Non-current liabilities
Provisions	129,113	104,301
Deferred tax liabilities	182,463	176,517
Lease liabilities	165,275	158,327
Employee benefit obligations	26,116	21,251
Derivative financial liabilities	2,996,220	2,365,830
Borrowings (a)	617,789	633,123
Put and call option liabilities	348,937	320,241
Other financial liabilities	4,853	4,624
Total non-current liabilities	4,470,766	3,784,214
Current liabilities
Trade and other payables	666,144	556,155
Provisions	27,146	21,204
Current tax liability	3,098	9,871
Lease liabilities	26,128	27,240
Employee benefit obligations	38,286	10,057
Derivative financial liabilities	17,427	13,207
Other financial liabilities	518	941
Total current liabilities	778,747	638,675
Total liabilities	5,249,513	4,422,889
Equity/(Deficit)
Share capital	14,168	14,250
Share premium	927,931	927,931
Merger reserve	783,529	783,529
Foreign exchange reserve	(7,271)	(12,086)
Other reserves	447,753	466,956
Accumulated losses (a)	(3,993,308)	(3,441,060)
Deficit attributable to owners of the parent	(1,827,198)	(1,260,480)
Non-controlling interests	168,556	173,858
Total deficit	(1,658,642)	(1,086,622)
Total deficit and liabilities	3,590,871	3,336,267

(a)	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 18

Unaudited interim condensed consolidated statements of cash flows for the three months ended March 31
(in $ thousands)
	2020	2021
Cash flows from operating activities
Operating loss	(107,719)	(118,425)
Adjustments to reconcile operating loss to net cash outflow from operating activities:
Depreciation	9,332	11,158
Amortization	41,991	42,834
Non-cash employee benefits expense	28,822	44,399
Impairment losses on tangible assets	2,292	-
Impairment of investments	102	67
Change in working capital
Increase in receivables	(20,527)	(73,179)
Decrease/(increase) in inventories	23,617	(25,658)
Decrease in payables	(65,013)	(114,166)
Change in other assets and liabilities
Increase in non-current receivables	(864)	(213)
Decrease in other liabilities	(852)	(32,879)
Decrease in provisions	(2,291)	(17,537)
(Decrease)/increase in derivative financial instruments	(4,248)	2,409
Income taxes paid	(619)	(771)
Net cash outflow from operating activities	(95,977)	(281,961)

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(12,016)	-
Payments for property, plant and equipment	(4,376)	(5,379)
Payments for intangible assets	(24,257)	(24,736)
Payments for investments	(1,109)	(9,107)
Interest received	1,264	938
Dividends received from associate	58	-
Net cash outflow from investing activities	(40,436)	(38,284)

Cash flows from financing activities
Repayment of the principal elements of lease payments	(3,459)	(5,630)
Interest paid and fees paid on loans	(10,458)	(5,265)
Dividends paid to holders of non-controlling interests	(1,369)	-
Proceeds from exercise of employee share based awards	1,254	13,086
Proceeds from borrowings, net of issue costs	250,000	-
Net cash inflow from financing activities	235,968	2,191

Net increase/(decrease) in cash and cash equivalents	99,555	(318,054)
Cash and cash equivalents at the beginning of the period	322,429	1,573,421
Effects of exchange rate changes on cash and cash equivalents	29	(7,787)
Cash and cash equivalents at end of period	422,013	1,247,580

Unaudited interim condensed consolidated statements of changes in equity/(deficit)
(in $ thousands)
	Share capital	Share premium	Merger reserve	Foreign exchange reserve	Other reserves	Accumulated losses	Equity/ (deficit) attributable to owners of the parent	Non- controlling interests	Total equity/ (deficit)
Balance at January 1, 2020	13,584	878,007	783,529	(30,842)	349,463	(826,135)	1,167,606	170,226	1,337,832
Changes in equity
(Loss)/income after tax for the period	-	-	-	-	-	(82,067)	(82,067)	2,890	(79,177)
Other comprehensive income/(loss)	-	-	-	12,896	(14,208)	-	(1,312)	-	(1,312)
Total comprehensive income/(loss) for the period, net of tax	-	-	-	12,896	(14,208)	(82,067)	(83,379)	2,890	(80,489)
Issue of share capital, net of transaction costs	43	-	-	-	-	-	43	-	43
Share based payment – equity settled	-	-	-	-	820	22,689	23,509	-	23,509
Share based payment – reverse vesting shares	-	-	-	-	6,523	-	6,523	-	6,523
Dividends paid to non-controlling interests	-	-	-	-	-	-	-	(20,515)	(20,515)
Balance at March 31, 2020	13,627	878,007	783,529	(17,946)	342,598	(885,513)	1,114,302	152,601	1,266,903

Balance at January 1, 2021 (a)	14,168	927,931	783,529	(7,271)	447,753	(3,993,308)	(1,827,198)	168,556	(1,658,642)
Changes in deficit
Income after tax for the period	-	-	-	-	-	511,236	511,236	5,431	516,667
Other comprehensive (loss)/income	-	-	-	(4,815)	1,685	-	(3,130)	(2,466)	(5,596)
Total comprehensive (loss)/income for the period, net of tax	-	-	-	(4,815)	1,685	511,236	508,106	2,965	511,071
Loss on cashflow hedge transferred to inventory	-	-	-	-	1,209	-	1,209	-	1,209
Issue of share capital, net of transaction costs	82	-	-	-	-	-	82	-	82
Share based payment – equity settled	-	-	-	-	9,786	41,012	50,798	-	50,798
Share based payment – reverse vesting shares	-	-	-	-	6,523	-	6,523	-	6,523
Acquisition of non-controlling interest	-	-	-	-	-	-	-	2,337	2,337
Balance at March 31, 2021	14,250	927,931	783,529	(12,086)	466,956	(3,441,060)	(1,260,480)	173,858	(1,086,622)

(a)	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 18

Supplemental Metrics [1]	2019			2020				2021
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
				(in thousands, except per share data or otherwise stated)
Consolidated Group:
Gross Merchandise Value (“GMV”)	$488,475	$492,014	$739,937	$610,874	$721,310	$797,840	$1,056,990	$915,604
Revenue	209,260	255,481	382,232	331,437	364,680	437,700	540,105	485,079
Adjusted Revenue	180,738	228,227	337,738	301,152	307,877	386,778	464,887	408,851
In-Store Revenue	4,220	9,077	9,788	8,516	3,926	11,416	13,666	10,675
In-Store GMV	4,220	9,077	9,788	8,516	3,926	11,416	13,666	13,275
Gross profit	85,280	115,139	176,136	153,376	159,375	209,029	249,148	220,869
Gross profit margin	40.8%	45.1%	46.1%	46.3%	43.7%	47.8%	46.1%	45.5%
Demand generation expense	$(34,444)	$(34,321)	$(51,162)	$(37,966)	$(47,378)	$(46,185)	$(67,258)	$(61,867)
Technology expense	(19,073)	(22,322)	(22,653)	(26,307)	(29,284)	(29,809)	(29,827)	(33,532)
Share based payments	(45,710)	(31,760)	(42,238)	(26,760)	(61,915)	(81,840)	(121,118)	(40,516)
Depreciation and amortization	(14,323)	(35,097)	(50,065)	(51,323)	(51,758)	(54,007)	(60,135)	(53,992)
General and administrative	(69,339)	(94,134)	(120,247)	(111,422)	(107,888)	(143,349)	(141,687)	(144,666)
Other items	1,764	(10,061)	(5,584)	(5,025)	(1,302)	(860)	(17,080)	(4,721)
Impairment losses on tangible assets	-	-	-	(2,292)	-	-	(699)	-
Impairment losses on intangible assets	-	-	-	-	-	-	(36,269)	-
Gains / (losses) on items held at fair value and remeasurements	-	32,286	(10,565)	65,434	(278,622)	(373,079)	(2,057,306)	659,870
(Loss) / Profit after tax (a)	(95,392)	(90,484)	(110,126)	(79,177)	(435,899)	(536,960)	(2,263,587)	516,667
Adjusted EBITDA	(37,576)	(35,638)	(17,926)	(22,319)	(25,175)	(10,314)	10,376	(19,196)
Adjusted EBITDA Margin	(20.8)%	(15.6)%	(5.3)%	(7.4)%	(8.2)%	(2.7)%	2.2%	(4.7)%
Basic EPS (a)	$(0.31)	$(0.30)	$(0.34)	$(0.24)	$(1.29)	$(1.58)	$(6.47)	$1.44
Diluted EPS	(0.31)	(0.30)	(0.34)	(0.24)	(1.29)	(1.58)	(6.47)	(0.28)
Adjusted EPS (a)	(0.16)	(0.20)	(0.08)	(0.24)	(0.20)	(0.17)	(0.00)	(0.22)
Digital Platform:
Digital Platform GMV	$484,255	$420,266	$628,610	$494,899	$651,036	$674,097	$939,444	$790,014
Digital Platform Services Revenue	176,518	156,479	226,411	185,177	237,603	263,035	347,341	285,861
Digital Platform Fulfilment Revenue	28,522	27,254	44,494	30,285	56,803	50,922	75,218	76,228
Digital Platform Gross Profit	84,106	83,294	123,572	97,207	130,579	143,318	189,102	156,335
Digital Platform Gross Profit Margin	47.6%	53.2%	54.6%	52.5%	55.0%	54.5%	54.4%	54.7%
Digital Platform Order Contribution	$49,662	$48,973	$72,410	$59,241	$83,201	$97,133	$121,844	$94,468
Digital Platform Order Contribution Margin	28.1%	31.3%	32.0%	32.0%	35.0%	36.9%	35.1%	33.0%
Active Consumers	1,773	1,889	2,068	2,149	2,524	2,742	3,024	3,272
AOV - Marketplace	$600	$582	$636	$571	$493	$574	$626	$618
AOV - Stadium Goods	336	327	301	314	304	340	308	326
Brand Platform:
Brand Platform GMV	$-	$62,671	$101,539	$107,459	$66,348	$112,327	$103,880	$112,315
Brand Platform Revenue	-	62,671	101,539	107,459	66,348	112,327	103,880	112,315
Brand Platform Gross Profit	-	27,464	47,543	52,480	27,729	58,738	51,857	57,735
Brand Platform Gross Profit Margin	-	43.8%	46.8%	48.8%	41.8%	52.3%	49.9%	51.4%
(a)	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 18

1	See “Notes and Disclosures” which includes “Non-IFRS and Other Financial and Operating Metrics” on page 18 for reconciliations of non-IFRS measures to IFRS measures.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our Luxury New Retail initiative, operations in China and anticipated future opportunities and business levels, future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, strategic initiatives, our growth and expected performance for the second quarter of 2021 and full year 2021, statements regarding our expected profitability for full year 2021, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; the effect of the COVID-19 global pandemic on our business and results of operations; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of luxury sellers for the supply of products on our Marketplace; our reliance on luxury sellers to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; New Guards’ dependence on its production, inventory management and fulfilment processes and systems; the operation of retail stores subjects us to numerous risks, some of which are beyond our control; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our reliance on highly complex software, which may contain undetected errors; our ability or the ability of third parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our reliance on information technologies and our ability to adapt to technological developments; our reliance on third-party providers to host certain websites and applications; our ability to successfully utilize our data; our ability to manage our growth effectively; the increased focus on social, environmental and sustainability matters could increase our costs, harm our reputation and adversely affect our financial results, and our ability to implement our environmental, sustainability, responsible sourcing, social and inclusion and diversity goals; José Neves, our Chief Executive Officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2020, as such factors may be updated from time to time in our other filings with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-

looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

NOTES AND DISCLOSURES

Revisions to Previously Reported Financial Information

In connection with the preparation of the Company’s condensed consolidated financial statements for the quarter ended March 31, 2021, a misstatement was identified in relation to the accounting for interest expense reported in our results for the year ended December 31, 2020. This was recorded and reported in the condensed consolidated statements of operations in the finance cost line item, which is not included within operating loss and only impacts the fourth quarter of 2020. As compared to what was previously reported, the correction decreased the finance cost line item by $17.4 million and resulted in a $17.4 million decrease in loss after tax, and a decrease in loss per share of $0.05 for both the quarterly period and the annual period ended December 31, 2020. The correction also resulted in a decrease of $17.4 million to the non-current borrowings line in the statement of financial position on December 31, 2020. This revision had no impact on gross profit, operating loss, or Adjusted EBITDA in the periods mentioned, and had no impact on total assets, total deficit and liabilities, or total cash flows in the relevant periods. The Company evaluated these amounts and has concluded that while they are immaterial to the previously reported consolidated financial statements, they should be corrected by revising the previously reported financial information when such amounts are presented for comparative purposes. The results presented herein have been corrected to reflect the above.

Presentation Change

Beginning in second quarter 2020, we changed the presentation of our operating loss to reflect losses on items held at fair value and remeasurements, and share of results of associates, as non-operating items in the consolidated statement of operations. These items are now presented below operating loss, and all prior periods in this release reflect this change. We have made this presentation change in order to improve comparability of our period-over-period operating loss, particularly given the increased volatility of the items with a valuation dependent on our market share price. As a result of this presentation change, the consolidated statement of cash flows starts with operating loss from second quarter 2020, rather than loss before tax as previously reported. This change had no impact on our historical loss after tax or on any of our historical unaudited condensed consolidated statements of financial position, changes in equity, cash flows or on our previously provided non-IFRS and operational measures. We determined that these presentation changes had no material impact on the previously reported financial information or on any previously issued annual financial statements.

Non-IFRS and Other Financial and Operating Metrics

This release includes certain financial measures not based on IFRS, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EPS, Adjusted Revenue, Digital Platform Order Contribution, and Digital Platform Order Contribution Margin (together, the “Non-IFRS Measures”), as well as operating metrics, including GMV, Digital Platform GMV, Brand Platform GMV, In-Store GMV, Active Consumers and Average Order Value. See the “Definitions” section below for a further explanation of these terms.

Management uses the Non-IFRS Measures:

•

as measurements of operating performance because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to fund capital expenditures and expand our business.

The Non-IFRS Measures may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate these measures in the same manner. We present the Non-IFRS Measures because we consider them to be important supplemental measures of our performance, and we believe they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies. Management believes that investors’ understanding of our performance is enhanced by including the Non-IFRS Measures as a reasonable basis for comparing our ongoing results of operations. Many investors are interested in understanding the performance of our business by comparing our results from ongoing operations period over period and would ordinarily add back non-cash expenses such as depreciation, amortization and items that are not part of normal day-to-day operations of our business. By providing the Non-IFRS Measures, together with reconciliations to IFRS, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Items excluded from the Non-IFRS Measures are significant components in understanding and assessing financial performance. The Non-IFRS Measures have limitations as analytical tools and should not be considered in isolation, or as an alternative to, or a substitute for loss after tax, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. Some of the limitations are:

•	such measures do not reflect revenue related to fulfilment, which is necessary to the operation of our business;
•	such measures do not reflect our expenditures, or future requirements for capital expenditures or contractual commitments;
•	such measures do not reflect changes in our working capital needs;
•	such measures do not reflect our share based payments, income tax benefit/(expense) or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate such measures differently than we do, limiting their usefulness as comparative measures.

Due to these limitations, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Revenue should not be considered as measures of discretionary cash available to us to invest in the growth of our business and are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. In addition, the Non-IFRS Measures we use may differ from the non-IFRS financial measures used by other companies and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Furthermore, not all companies or analysts may calculate similarly titled measures in the same manner. We compensate for these limitations by relying primarily on our IFRS results and using the Non-IFRS Measures only as supplemental measures.

Digital Platform Order Contribution and Digital Platform Order Contribution Margin are not measurements of our financial performance under IFRS and do not purport to be alternatives to gross profit or loss after tax derived in accordance with IFRS. We believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance within our industry because they permit the evaluation of our digital platform productivity, efficiency and performance. We also believe that Digital Platform Order Contribution and Digital Platform Order Contribution Margin are useful measures in evaluating our operating performance because they take into account demand generation expense and are used by management to analyze the operating performance of our digital platform for the periods presented.

Farfetch reports under International Financial Reporting Standards (“IFRS”). Farfetch provides earnings guidance on a non-IFRS basis and does not provide earnings guidance on an IFRS basis. A reconciliation of the Company’s Adjusted EBITDA guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including adjustments that are made for future changes in the fair value of cash-settled share based payment liabilities; foreign exchange gains/(losses) and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Reconciliations of the historical non-IFRS measures presented in this press release to their most directly comparable IFRS measures are included in the accompanying tables.

The following tables reconcile Adjusted EBITDA and Adjusted EBITDA Margin to the most directly comparable IFRS financial performance measure, which are loss after tax and loss after tax margin, respectively:

(in $ thousands, except as otherwise noted)

	2019			2020				2021
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

(Loss)/Profit after tax (a)	$(95,392)	$(90,484)	$(110,126)	$(79,177)	$(435,899)	$(536,960)	$(2,263,587)	$516,667
Net finance (income)/expense (a)	(1,249)	10,689	(16,182)	34,355	20,751	14,363	(2,874)	24,660
Income tax expense/(benefit)	813	(104)	(108)	2,506	(4,118)	2,882	(15,704)	49
Depreciation and amortization	14,323	35,097	50,065	51,323	51,758	54,007	60,135	53,992
Share based payments (b)	45,710	31,760	42,238	26,760	61,915	81,840	121,118	40,516
(Gains)/losses on items held at fair value and remeasurements (c)	-	(32,286)	10,565	(65,434)	278,622	373,079	2,057,306	(659,870)
Other items (d)	(1,764)	10,061	5,584	5,025	1,302	860	17,080	4,721
Impairment losses on tangible assets	-	-	-	2,292	-	-	699	-
Impairment losses on intangible assets	-	-	-	-	-	-	36,269	-
Share of results of associates	(17)	(371)	38	31	494	(385)	(66)	69
Adjusted EBITDA	$(37,576)	$(35,638)	$(17,926)	$(22,319)	$(25,175)	$(10,314)	$10,376	$(19,196)
Revenue	$209,260	$255,481	$382,232	$331,437	$364,680	$437,700	$540,105	$485,079
(Loss)/Profit after tax margin (a)	(45.6)%	(35.4)%	(28.8)%	(23.9)%	(119.5)%	(122.7)%	(419.1)%	106.5%
Adjusted Revenue	$180,738	$228,227	$337,738	$301,152	$307,877	$386,778	$464,887	$408,851
Adjusted EBITDA Margin	(20.8)%	(15.6)%	(5.3)%	(7.4)%	(8.2)%	(2.7)%	2.2%	(4.7)%

(a)	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 18.
(b)	Represents share based payment expense.
(c)	Represents (gains)/losses on items held at fair value and remeasurements. See “gains/(losses) on items held at fair value and remeasurements” on page 23 for a breakdown of these items.
(d)

Represents other items, which are outside the normal scope of our ordinary activities. See “other items” on page 23 for a breakdown of these expenses. Other items is included within selling, general and administrative expenses.

The following tables reconcile Adjusted Revenue to the most directly comparable IFRS financial performance measure, which is revenue:

(in $ thousands, except as otherwise noted)

	2019			2020				2021
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

Revenue	$209,260	$255,481	$382,232	$331,437	$364,680	$437,700	$540,105	$485,079
Less: Digital Platform Fulfilment Revenue	(28,522)	(27,254)	(44,494)	(30,285)	(56,803)	(50,922)	(75,218)	(76,228)
Adjusted Revenue	$180,738	$228,227	$337,738	$301,152	$307,877	$386,778	$464,887	$408,851

The following tables reconcile Digital Platform Order Contribution and Digital Platform Order Contribution Margin to the most directly comparable IFRS financial performance measure, which are Digital Platform Gross Profit and Digital Platform Gross Profit Margin, respectively:

(in $ thousands, except as otherwise noted)

	2019			2020				2021
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

Digital Platform Gross Profit	$84,106	$83,294	$123,572	$97,207	$130,579	$143,318	$189,102	$156,335
Less: Demand generation expense	(34,444)	(34,321)	(51,162)	(37,966)	(47,378)	(46,185)	(67,258)	(61,867)
Digital Platform Order Contribution	$49,662	$48,973	$72,410	$59,241	$83,201	$97,133	$121,844	$94,468
Digital Platform Services Revenue	$176,518	$156,479	$226,411	$185,177	$237,603	$263,035	$347,341	$285,861
Digital Platform Gross Profit Margin	47.6%	53.2%	54.6%	52.5%	55.0%	54.5%	54.4%	54.7%
Digital Platform Order Contribution Margin	28.1%	31.3%	32.0%	32.0%	35.0%	36.9%	35.1%	33.0%

The following tables reconcile Adjusted EPS to the most directly comparable IFRS financial performance measure, which is Earnings per share:

(per share amounts)

	2019			2020				2021
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

(Loss)/earnings per share (a)	$(0.31)	$(0.30)	$(0.34)	$(0.24)	$(1.29)	$(1.58)	$(6.47)	$1.44
Share based payments (b)	0.15	0.11	0.12	0.08	0.18	0.24	0.35	0.11
Amortization of acquired intangible assets	0.01	0.06	0.09	0.09	0.09	0.09	0.09	0.08
(Gains)/losses on items held at fair value and remeasurements (c)	-	(0.10)	0.03	(0.19)	0.82	1.08	5.88	(1.86)
Other items (d)	(0.01)	0.03	0.02	0.01	0.00	0.00	0.05	0.01
Impairment losses on tangible assets	-	-	-	0.01	-	-	-	-
Impairment losses on intangible assets	-	-	-	-	-	-	0.10	0.00
Share of results of associates	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Adjusted (Loss)/earnings per share	$(0.16)	$(0.20)	$(0.08)	$(0.24)	$(0.20)	$(0.17)	$(0.00)	$(0.22)

(a)	Refer to “Revisions to Previously Reported Financial Information” in Notes and Disclosures on page 18.
(b)	Represents share based payment expense on a per share basis.
(c)

Represents (gains)/losses on items held at fair value and remeasurements on a per share basis. See “gains/(losses) on items held at fair value and remeasurements” on page 23 for a breakdown of these items.

(d)

Represents other items on a per share basis, which are outside the normal scope of our ordinary activities. See “other items” on page 23 for a breakdown of these expenses. Other items included within selling, general and administrative expenses.

The following tables represent gains/(losses) on items held at fair value and remeasurements:

(in $ thousands, except as otherwise noted)

	2019			2020				2021
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter
Fair value remeasurements:
Shares issued as part of New Guards acquisition	$-	$(21,526)	$-	$-	$-	$-	$-	$-
$250 million 5.00% Notes due 2025 embedded derivative	-	-	-	44,014	(135,093)	(138,171)	(749,004)	214,345
$400 million 3.75% Notes due 2027 embedded derivative	-	-	-	-	(77,758)	(157,108)	(869,078)	256,438
$600 million 0.00% Notes due 2030 embedded derivative	-	-	-	-	-	-	(272,522)	159,607
FV remeasurement of previously held equity interest	-	-	-	-	-	-	-	784

Present value remeasurements:
Chalhoub put option	-	53,812	(8,959)	21,420	(65,771)	(77,800)	(165,776)	28,696
CuriosityChina call option	-	-	(1,606)	-	-	-	(926)	-
Gains / (losses) on items held at fair value and remeasurements	$—	$32,286	$(10,565)	$65,434	$(278,622)	$(373,079)	$(2,057,306)	$659,870

Farfetch share price (end of day)	$20.80	$8.64	$10.35	$7.90	$17.27	$25.16	$63.81	$53.02

The following tables represent other items:

(in $ thousands, except as otherwise noted)

	2019			2020				2021
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

Transaction-related legal and advisory expenses	$(2,236)	$(5,061)	$(5,584)	$(4,925)	$(1,799)	$(860)	$(17,014)	$(4,654)
Release of tax provisions	4,000	-	-	-	-	-	-	-
Loss on impairment of investments carried at fair value	-	(5,000)	-	(100)	(69)	-	(66)	(67)
Other	-	-	-	-	566	-	-	-
Other items	$1,764	$(10,061)	$(5,584)	$(5,025)	$(1,302)	$(860)	$(17,080)	$(4,721)

Definitions

We define our non-IFRS and other financial and operating metrics as follows:

“Active Consumers” means active consumers on our directly owned and operated sites and related apps. A consumer is deemed to be active if they made a purchase within the last 12-month period, irrespective of cancellations or returns. Active Consumers includes Farfetch Marketplace, BrownsFashion.com, Stadium Goods, and New Guards-owned sites operated by Farfetch Platform Solutions. Due to technical limitations, Active Consumers is unable to fully de-dupe Stadium Goods consumers from consumers on our other sites. The number of Active Consumers is an indicator of our ability to attract and retain our consumer base to our platform and of our ability to convert platform visits into sale orders.

“Adjusted EBITDA” means net income/(loss) after taxes before net finance expense/(income), income tax expense/(benefit) and depreciation and amortization, further adjusted for share based compensation expense, share of results of associates and items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets). Adjusted EBITDA provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EBITDA may not be comparable to other similarly titled metrics of other companies.

“Adjusted EBITDA Margin” means Adjusted EBITDA calculated as a percentage of Adjusted Revenue.

“Adjusted EPS” means earnings per share further adjusted for share based payments, amortization of acquired intangible assets, items outside the normal scope of our ordinary activities (including other items, within selling, general and administrative expenses, losses/(gains) on items held at fair value and remeasurements through profit and loss, impairment losses on tangible assets, and impairment losses on intangible assets) and the related tax effects of these adjustments. Adjusted EPS provides a basis for comparison of our business operations between current, past and future periods by excluding items that we do not believe are indicative of our core operating performance. Adjusted EPS may not be comparable to other similarly titled metrics of other companies.

“Adjusted Revenue” means revenue less Digital Platform Fulfilment Revenue.

“Average Order Value” (“AOV”) means the average value of all orders excluding value added taxes placed on either the Farfetch Marketplace or the Stadium Goods Marketplace, as indicated.

“Brand Platform Gross Profit” means Brand Platform Revenue less the direct cost of goods sold relating to Brand Platform Revenue.

“Brand Platform GMV” and “Brand Platform Revenue” mean revenue relating to the New Guards operations less revenue from New Guards’: (i) owned e-commerce websites, (ii) direct to consumer channel via our Marketplaces and (iii) directly operated stores. Revenue realized from Brand Platform is equal to GMV as such sales are not commission based.

“Digital Platform Fulfilment Revenue” means revenue from shipping and customs clearing services that we provide to our digital consumers, net of Farfetch-funded consumer promotional incentives, such as free shipping and promotional codes. Digital Platform Fulfilment Revenue was referred to as Platform Fulfilment Revenue in previous filings with the SEC.

“Digital Platform GMV” means GMV excluding In-Store GMV and Brand Platform GMV. Digital Platform GMV was referred to as Platform GMV in previous filings with the SEC.

“Digital Platform Gross Profit” means gross profit excluding In-Store Gross Profit and Brand Platform Gross Profit. Digital Platform Gross Profit was referred to as Platform Gross Profit in previous filings with the SEC.

“Digital Platform Gross Profit Margin” means Digital Platform Gross Profit calculated as a percentage of Digital Platform Services Revenue. We provide fulfilment services to Marketplace consumers and receive revenue from the provision of these services, which is primarily a pass-through cost with no economic benefit to us. Therefore, we calculate our Digital Platform Gross Profit Margin, including Digital Platform third-party and first-party gross profit margin, excluding Digital Platform Fulfilment Revenue.

“Digital Platform Order Contribution” means Digital Platform Gross Profit after deducting demand generation expense, which includes fees that we pay for our various marketing channels. Digital Platform Order Contribution provides an indicator of our ability to extract digital consumer value from our demand generation expense, including the costs of retaining existing consumers and our ability to acquire new consumers. Digital Platform Order Contribution was referred to as Platform Order Contribution in previous filings with the SEC.

“Digital Platform Order Contribution Margin” means Digital Platform Order Contribution calculated as a percentage of Digital Platform Services Revenue. Digital Platform Order Contribution Margin was referred to as Platform Order Contribution Margin in previous filings with the SEC.

“Digital Platform Revenue” means the sum of Digital Platform Services Revenue and Digital Platform Fulfilment Revenue. Digital Platform Revenue was referred to as Platform Revenue in previous filings with the SEC.

“Digital Platform Services Revenue” means Revenue less Digital Platform Fulfilment Revenue, In-Store Revenue and Brand Platform Revenue. Digital Platform Services Revenue is driven by our Digital Platform GMV, including commissions from third-party sales and revenue from first-party sales. Digital Platform Services Revenue was also referred to as Adjusted Platform Revenue or Platform Services Revenue in previous filings with the SEC.

“Digital Platform Services third-party revenues” represent commissions and other income generated from the provision of services to sellers in their transactions with consumers conducted on our dematerialized platforms, as well as fees for services provided to brands and retailers.

“Digital Platform Services first-party revenues” represents sales of owned-product, including First-Party Original through our digital platform. The revenue realized from first-party sales is equal to the GMV of such sales because we act as principal in these transactions and, therefore, related sales are not commission based.

“Digital Platform Services third-party cost of revenues” and “Digital Platform Services first-party cost of revenues" include packaging costs, credit card fees, and incremental shipping costs provided in relation to the provision of these services. Digital Platform Services first-party cost of revenues also includes the cost of goods sold of the owned products.

“First-Party Original” refers to brands developed by New Guards and sold direct to consumers on the digital platform.

“Gross Merchandise Value” (“GMV”) means the total dollar value of orders processed. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us, although GMV and revenue are correlated.

“In-Store Gross Profit” means In-Store Revenue less the direct cost of goods sold relating to In-Store Revenue.

“In-Store GMV” and “In-Store Revenue” mean revenue generated in our retail stores which include Browns, Stadium Goods and New Guards’ directly operated stores. Historically, revenue realized from In-Store sales was equal to GMV of such sales as third-party sales made in certain of our directly-operated stores were accounted for within our Digital Platform segment. Starting in first quarter of 2021, such sales are accounted for within our In-Store segment.

“Third-Party Take Rate” means Digital Platform Services Revenue excluding revenue from first-party sales, as a percentage of Digital Platform GMV excluding GMV from first-party sales and Digital Platform Fulfilment Revenue. Revenue from first-party sales, which is equal to GMV from first-party sales, means revenue derived from sales on our platform of inventory purchased by us.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Investor Relations Contact:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media Contacts:

Susannah Clark

VP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Farfetch

Farfetch Limited is the leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, Farfetch began as an e-commerce marketplace for luxury boutiques around the world. Today the Farfetch Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and over 1,300 of the world’s best brands, boutiques and department stores, delivering a truly unique shopping experience and access to the most extensive selection of luxury on a single platform. Farfetch’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. Farfetch offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses Farfetch Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and innovations such as Store of the Future, its connected retail solution.

For more information, please visit www.farfetchinvestors.com.